UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-38309

AGM GROUP HOLDINGS INC.

(Translation of registrant’s name into English)

c/o Creative Consultants (Hong Kong) Limited

Room 1502-3 15/F., Connuaght Commercial Building, 185 Wanchai Road

Wanchai, Hong Kong

+86-010-65020507 – telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

On May 20, 2024, AGM Group Holdings Inc. (the “Company”) received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that, because the Company has not yet filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (the “Form 20-F”), the Company does not comply with Nasdaq Listing Rule 5250(c)(1) for continued listing.

This notice from Nasdaq has no immediate effect on the listing of the Company’s ordinary shares on the Nasdaq Capital Market. The Company has 60 days within which to either cure the deficiency or to submit a plan to Nasdaq showing how it intends to regain compliance. If Nasdaq accepts the plan submitted by the Company, Nasdaq can grant an extension of the grace period for the Company’s ordinary shares to remain listed for up to 180 calendar days from the Form 20-F’s due date, or until November 11, 2024 to regain compliance.

The Company continues to work diligently to complete the Form 20-F and file it with SEC as soon as reasonably practicable. The Company expects to submit a plan to regain compliance or file its Form 20-F within the timeline prescribed by Nasdaq.

The statements contained in this Current Report on Form 6-K, and oral statements made regarding the subjects of this Current Report on Form 6-K, contains “forward-looking statements” within the meaning of the Securities Litigation Reform Act of 1995, or the Reform Act, which may include, but are not limited to, statements regarding the Company’s estimates, plans, objectives, expectations and intentions and other statements contained in this press release that are not historical facts, including statements identified by words such as “believe,” “plan,” “seek,” “expect,” “intend,” “estimate,” “anticipate,” “will,” and similar expressions. All statements addressing the Company’s ability to regain compliance with the Nasdaq listing requirements or to develop a plan acceptable to Nasdaq for an extension of the 60 day grace period, as well as statements expressing optimism or pessimism about future operating results are forward-looking statements within the meaning of the Reform Act. The forward-looking statements are based on management’s current views and assumptions regarding future events and operating performance, and are inherently subject to significant uncertainties and contingencies and changes in circumstances, many of which are beyond the Company’s control. The statements in this press release are made as of the date of this press release, even if subsequently made available by the Company on its website or otherwise. The Company does not undertake any obligation to update or revise these statements to reflect events or circumstances occurring after the date of this Current Report on Form 6-K.

Exhibit Index

Exhibit No.	Description
99.1	Press Release - AGM Group Receives Notification from Nasdaq Relating Delayed Filing of Form 20-F, dated May 22, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 24, 2024	AGM GROUP HOLDINGS INC.

	By:	/s/ Bo Zhu
	Name:	Bo Zhu
	Title:	Chief Executive Officer and Director

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